As filed with the Securities and Exchange Commission on October 10, 2006

                                                    Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------

                                    FORM S-6
                    For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2

                              --------------------

A.      EXACT NAME OF TRUST:

        Smart Trust, Enhanced Value Trust (2006 Series C)


B.      NAME OF DEPOSITOR:
        Hennion & Walsh, Inc.


C.      COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
        Hennion & Walsh, Inc.
        2001 Route 46, Waterview Plaza
        Parsippany, New Jersey 07054


D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:

        KEVIN D. MAHN                      MICHAEL R. ROSELLA, ESQ.
        Hennion & Walsh, Inc.              Paul, Hastings, Janofsky & Walker LLP
        2001 Route 46, Waterview Plaza     75 East 55th Street
        Parsippany, New Jersey 07054       New York, New York 10022
        (973) 299-8989                     (212) 318-6800

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

        An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 of the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

        As soon as practicable after the effective date of the Registration Statement.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                  SUBJECT TO COMPLETION, DATED OCTOBER 10, 2006

                                 ------- -------
                                  Smart   Trust  (TM)
                                 ------- -------
                                  SMART TRUST,
                      ENHANCED VALUE TRUST (2006 SERIES C)

The Trust is a unit investment trust designated Smart Trust, Enhanced Value Trust (2006 Series C). The Sponsor is Hennion & Walsh, Inc. The Trust consists of a fixed portfolio of 24 common stocks. The Trust will terminate approximately fifteen months after the Initial Date of Deposit. The minimum purchase is 500 Units for individual purchasers, and 200 Units for purchases by custodial accounts or Individual Retirement Accounts, self-employed retirement plans (formerly Keogh Plans), pension funds and other tax-deferred retirement plans.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust, Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.



================================================================================



================================================================================



  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.



                        PROSPECTUS DATED OCTOBER __, 2006


 The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This
               prospectus is not an offer to sell the securities
                 and it is not soliciting an offer tobuy these
                    securities in any state where the offer
                           or sale is not permitted.





                               Hennion&Walsh, Inc.
           SPECIALISTS IN TAX FREE BONDS o FULL SERVICE BROKER DEALER

INVESTMENT OBJECTIVE. The Trust seeks to provide for total return potential by combining asset allocation and high dividend paying equity securities into a unified growth and income strategy. There is no guarantee that the investment objective of the Trust will be achieved.


STRATEGY OF PORTFOLIO SELECTION. The Trust intends to pursue its objective through investments in the publicly traded common stock of 24 different companies that are selected primarily based on the following criteria:

       o High dividend paying stocks with a current dividend yield, excluding special dividends, above 4%;
       o       Strong 1 year, 3 year, and 5 year average dividend yield history;
       o Positive 1 year, 3 year and 5 year total return performance history; and
       o Equal portfolio weightings from four different asset classes as follows:

                      25% - Domestic Mid-Cap
                      25% - Domestic Small-Cap
                      25% - Domestic Large-Cap
                      25% - International ADR

DESCRIPTION OF PORTFOLIO. The Portfolio contains 24 issues of common stock of domestic and foreign companies. 100% of the issues are represented by the Sponsor's contracts to purchase. All of the stocks are listed on the New York Stock Exchange. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:
Apparel Makers, %; Electric Utilities, %; Finance, %; International Bank, %; REITs, %; Savings & Loans, %; Steel/Iron, %; and Telecommunications, %.


PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. The value of the units and the Securities can each decline in value. An investment in units of the Trust should be made with an understanding of the following risks:

     o Since the Portfolio of the Trust is fixed and "not managed," in general the Sponsor can only sell securities under certain extraordinary circumstances, at the Trust's termination or in order to meet redemptions. As a result, the price at which each security is sold may not be the highest price it attained during the life of the Trust.

     o For common stocks, the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the units).

     o The Trust's Portfolio contains stocks issued by only twenty-four companies, which means that the Trust may be more sensitive to changes in the market value of a single issuer than would occur in an investment in a portfolio which contains a greater number of issuers.

     o Price fluctuations of particular Securities will change the Portfolio's composition throughout the life of the Trust. When cash or a letter of credit is deposited with instructions to purchase Securities in order to create additional units, an increase in the price of a particular Security between the time of deposit and the time that Securities are purchased will cause the units to be comprised of less of that Security and more of the remaining Securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust and such fees will dilute the existing Unitholders' interests.

     o Smaller capitalized companies, which may have less liquid stock and more volatile prices than larger capitalized companies, tend to have unproven track records and, to a certain extent, are more likely to perform less well or fail than companies with larger market capitalizations.

     o Banks and financial companies may be affected by economic, competitive and regulatory developments. In particular, increasing interest rates and inflation may negatively impact the financial industry as the cost of lending money and doing business rise. Financial companies' well-being are also affected by the strength of the economy in general, and such companies may realize decreased profits as a result of new competition.

     o Utility companies may be negatively impacted by rising interest rates and increased fuel costs. In particular, the possibility of further deregulation of the electric utility industry may result in such companies experiencing lower revenues, lower credit ratings, increased default risk, and lower electric utility security prices. Changes in the regulatory climate, and the costs of complying with environmental and safety regulations may drive up the cost of doing business for utility companies.

     o Stocks of foreign companies present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o There is no assurance that any dividends will be declared or paid in the future on the Securities.


PUBLIC OFFERING PRICE. The Public Offering Price per 100 units of the Trust is calculated by:

     o dividing the aggregate value of the underlying Securities held in the Trust by the number of units outstanding;

     o     multiplying the result by 100; and

     o     adding a sales charge of 2.95% (3.040% of the net amount invested).


In addition, during the initial offering period, an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organization costs of the Trust will be added to the Public Offering Price per 100 units. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the units are purchased.


ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to Unitholders per 100 units (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Securities) are $ . This estimate will vary with changes in the Trust's fees and expenses, actual dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.


DISTRIBUTIONS. The Trust will distribute dividends received, less expenses,
semi-annually. The first dividend distribution will be made on        , 2007, to
all Unitholders of record on        , 2007, and thereafter a distribution will
be made on the last business day of    . The final distribution will be made
within a reasonable period of time after the Trust terminates.


MARKET FOR UNITS. Unitholders may sell their units to the Sponsor or the Trustee at any time, without fee or penalty. The Sponsor intends to repurchase units from Unitholders throughout the life of the Trust at prices based upon the market value of the underlying Securities. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained a Unitholder will be able to redeem his units with the Trustee at the same price as the Sponsor's repurchase price. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.


TERMINATION. The Trust will terminate in approximately fifteen months. At that time investors may choose one of the following three options with respect to their terminating distribution:

     o     receive the distribution in-kind;

     o receive cash upon the liquidation of their pro rata share of the Securities; or

     o reinvest in a subsequent series of the Enhanced Value Trust (if one is offered) at a reduced sales charge.

Because the Sponsor can start selling the Securities on          , 2008,
Unitholders who purchase Units after           , 2007, will have no assurance
of realizing any long-term capital gains (see "Tax Status" in Part B). Unitholders should consult their own tax advisers in this regard. There is of course no assurance that any Unitholder of the Trust, regardless of the date of purchase, will realize capital gains of any kind.


ROLLOVER OPTION. Unitholders may elect to roll over their terminating distributions into the next available New Trust at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. Upon making this election, a Unitholder' s Units will be redeemed and the proceeds will be reinvested in units of the next available New Trust. See "Trust Administration--Trust Termination" in Part B for details to make this election. A Rollover would not defer the tax to Unitholders on the disposition of their interests in this Trust.


REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust) into additional units of the Trust, without a sales charge. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.


UNDERWRITING. Hennion & Walsh, Inc., with principal offices at 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054, will act as Underwriter for all of the Units of the Smart Trust, Enhanced Value Trust (2006 Series C). The Underwriter will distribute Units through various broker-dealers and other eligible participants (see "Public Offering - Distribution of Units" in Part B).

                                    FEE TABLE





--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "Trust Expenses and Charges." Although each Series has a term of only one year, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

                                                                         As a % of
                                                                          Initial         Amounts
                                                                         Offering           per
Unitholder Transaction Expenses                                            Price         100 Units
(fees paid directly from your investment)                                ---------       ---------

Maximum Initial Sales Charge Imposed on Purchase
  (as a percentage of offering price)........................                2.95%       $   29.50
Reimbursement to Sponsor for Estimated Organization Costs....                    %       $

                                                                                          Amounts
                                                                        As of % of          per
Estimated Annual Fund Operating Expenses                                Net Assets       100 Units
(expenses that are deducted from Trust assets)                          ----------       ---------

Trustee's Fee ...............................................                %           $
Other Operating Expenses ....................................                %
  Portfolio Supervision, Bookkeeping and Administrative
    Fees.....................................................     .025%             .25
                                                                        ----------       ---------
Total .......................................................                %           $
                                                                        ==========       =========
                            Example                                      Cumulative Expenses Paid
                                                                                for period:
                                                                         -------------------------
                                                                         1 year           3 years
                                                                        ----------       ---------
An investor would pay the following expenses on a $10,000
  investment assuming the Trust operating expense ratio of
    % and a 5% annual return on the investment throughout
  the periods ...............................................                $           $


The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

           SUMMARY OF ESSENTIAL INFORMATION AS OF OCTOBER ___, 2006:*


INITIAL DATE OF DEPOSIT: October __, 2006     MINIMUM VALUE OF TRUST: The Trust may be
AGGREGATE VALUE OF SECURITIES.....  $           terminated if the value of the Trust is
NUMBER OF UNITS...................              less than 40% of the aggregate value of
FRACTIONAL UNDIVIDED                            the Securities at the completion of the
  INTEREST IN TRUST                             Deposit Period.
  SECURITIES......................     1/     TERMINATION DATE:            , 2008, or the
PUBLIC OFFERING PRICE PER 100 UNITS             disposition of the last Security in the
  Aggregate Value of Securities in              Trust.
   Trust..........................  $         MANDATORY TERMINATION DATE:  The last day
  Divided By    Units (times 100).  $           of the Liquidation Period.
  Plus Sales Charge of 2.95% of               CUSIP NUMBERS:    Cash:
    Public Offering Price.........  $                           Reinvestment:
  Plus Estimated Organization                 TRUSTEE:  The Bank of New York.
    Costs.........................  $         TRUSTEE'S FEE:  $   per 100 Units
  Public Offering Price per 100                 outstanding.
    Units+........................  $         OTHER FEES AND EXPENSES:  $   per 100 Units
SPONSOR'S REPURCHASE PRICE                      outstanding.
  AND REDEMPTION PRICE PER 100                SPONSOR: Hennion & Walsh, Inc.
  UNITS...........................  $         PORTFOLIO SUPERVISOR:  Hennion & Walsh
EVALUATION TIME: 4:00 p.m. Eastern Time         Asset Management, Inc.
  (or earlier close of the New York Stock     PORTFOLIO SUPERVISORY, BOOKKEEPING AND
  Exchange).                                    ADMINISTRATIVE FEE: Maximum of $.25 per
MINIMUM INCOME OR PRINCIPAL                     100 Units outstanding (see "Trust
  DISTRIBUTION: $1.00 per 100 Units.            Expenses and Charges" in Part B).
LIQUIDATION PERIOD: A 40 day period           RECORD DATES:
  beginning on the first business day         DISTRIBUTION DATES:
  following the Termination Date.             ROLLOVER NOTIFICATION DATE**:
                                                             , 2008, or another date as
                                                determined by the Sponsor.


----------
* The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.

** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the Enhanced Value Trust, if offered (see "Trust Administration--Trust Termination").

+ On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

                                  SMART TRUST,
                      ENHANCED VALUE TRUST (2006 SERIES C)

             STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER __, 2006


                                     ASSETS

Investment in Securities -- Sponsor's Contracts to
  Purchase Underlying Securities Backed by Letter
  of Credit (cost $     ) (Note 1)................................  $
Cash .............................................................
                                                                    ------------
Total ............................................................  $
                                                                    ============

                     LIABILITIES AND INTEREST OF UNITHOLDERS

Reimbursement to Sponsor for Organization Costs (Note 2) .........  $
Interest of Unitholders -- Units of Fractional
  Undivided Interest Outstanding (       Units) ..................
                                                                    ------------
Total.............................................................  $
                                                                    ============
Net Asset Value per Unit .........................................  $
                                                                    ============

----------
Notes to Statement of Financial Condition:

        The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.


        (1) The Trust is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trust, sponsored by Hennion & Walsh, Inc. (the "Sponsor") is to provide for total return potential by combining asset allocation and high dividend paying equity securities into a unified growth and income strategy. An irrevocable letter of credit issued by The Bank of New York in an amount of
$       has been deposited with the Trustee for the benefit of the Trust to cover the purchases of Securities. Aggregate cost to the Trust of the Securities listed in the Portfolio of Investments is determined by the Trustee on the basis set forth under "Public Offering -- Offering Price" as of 4:00 p.m. on October ,
2006. The Trust will terminate on           , 2008, or can be terminated earlier
under certain circumstances as further described in the Prospectus.


        (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the costs of establishing the Trust. These costs have been estimated at $ per 100 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs included in the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

                                  SMART TRUST,
                      ENHANCED VALUE TRUST (2006 SERIES C)

                            PORTFOLIO OF INVESTMENTS

                             AS OF OCTOBER ___, 2006

                                                                      Market
                                                                     Value of
                                                                   Stocks as a              Market    Cost of
             Number                                                 Percentage   Current     Value   Securities
Portfolio      of                                         Ticker      of the     Dividend     Per      to the
   No.       Shares   Name of Issuer(1)                   Symbol     Trust(2)    Yield (3)   Share    Trust (4)
---------  ---------  ----------------------------------  ------  -------------  ---------  -------  -----------
    1.
    2.
    3.
    4.
    5.
    6.
    7.
    8.
    9.
    10.
    11.
    12.
    13.
    14.
    15.
    16.
    17.
    18.
    19.
    20.
    21.
    22.
    23.
    24.                                                           -------------                     ---------
                      Total Investment in Securities                  100.00%                       $
                                                                  =============                     =========


                      FOOTNOTES TO PORTFOLIO OF INVESTMENTS

(1)     Contracts to purchase the Securities were entered into on October   ,
        2006. All such contracts are expected to be settled on or about the
        First Settlement Date of the Trust which is expected to be October   ,
        2006.
(2)     Based on the cost of the Securities to the Trust.
(3) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on the Security and dividing the result by its market value as of the close of
        trading on October   , 2006.
(4)     Evaluation of Securities by the Trustee was made on the basis of closing
        sales prices at the Evaluation Time on October   , 2006. The Sponsor's
        Purchase Price was $     . The Sponsor had a profit/loss on the Initial
        Date of Deposit of $   .

The accompanying notes form an integral part of the Financial Statements.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


THE UNITHOLDERS, SPONSOR AND TRUSTEE
SMART TRUST, ENHANCED VALUE TRUST (2006 SERIES C)


        We have audited the accompanying Statement of Financial Condition of Smart Trust, Enhanced Value Trust (2006 Series C), including the Portfolio of Investments, as of October , 2006. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.


        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of October , 2006. We believe that our audit provides a reasonable basis for our opinion.


        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Smart Trust, Enhanced Value Trust (2006 Series C), at October , 2006, in conformity with U.S. generally accepted accounting principles.

                                                   /s/ Ernst & Young LLP
                                                   ERNST & YOUNG LLP

Philadelphia, Pennsylvania
October   , 2006

                                 ------- -------
                                  Smart   Trust   (TM)
                                 ------- -------

                                  SMART TRUST,
                      ENHANCED VALUE TRUST (2006 SERIES C)

                                PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                    THE TRUST

        ORGANIZATION. Smart Trust, Enhanced Value Trust (2006 Series C) consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement and related Reference Trust Agreement (collectively, the "Trust Agreement"), dated the Initial Date of Deposit, among Hennion & Walsh, Inc., as Sponsor, The Bank of New York, as Trustee, and Hennion & Walsh Asset Management, Inc., as Portfolio Supervisor.

        On the Initial Date of Deposit, the Sponsor deposited with the Trustee common stock, including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsor's ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust--Substitution of Securities." The Sponsor may also, in certain very limited circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration--Portfolio Supervision."

        As of the Initial Date of Deposit, a "Unit" represents an undivided fractional interest in the Securities and cash of the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

        DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. Following the Initial Date of Deposit, the Sponsor may deposit additional Securities in the Trust that are identical to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. The composition of the Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Substitute Securities may only be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below).

        OBJECTIVE. The objective of the Trust is to provide for total return potential by combining asset allocation and high dividend paying equity securities into a unified growth and income strategy. The Trust seeks to achieve its objective by investing in a portfolio of common stock of 24 different companies that are selected based on criteria described below (see "The Trust - The Securities"). The Trust will terminate in approximately fifteen months, at which time investors may choose to either receive the distributions in kind, in cash or reinvest in a subsequent series of the Enhanced Value Trust (if available) at a reduced sales charge. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Therefore, there is no guarantee that the objective of the Trust will be achieved.

        THE SECURITIES. The Trust contains 24 common stocks listed under "Portfolio of Investments" herein. The Sponsor selected the companies based on the following criteria:

        o High dividend paying stocks with a current dividend yield, excluding special dividends, above 4%;

        o  A strong 1 year, 3 year and 5 year average dividend yield history;

        o  Positive 1 year, 3 year and 5 year total return performance history;
           and

        o Equal portfolio weightings from four different asset classes as follows:

                      25% - Domestic Mid-Cap
                      25% - Domestic Small-Cap
                      25% - Domestic Large-Cap
                      25% - International ADR

        All of the Securities in the Trust are listed on the New York Stock Exchange and are generally followed by independent investment research firms.

        The Trustee has not participated and will not participate in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

        The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

        SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

        The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be identical issuers of the Securities originally contracted for and not delivered. Such selection may include or be limited to Securities previously included in the portfolio of the Trust. No assurance can be given that the Trust will retain its present size and composition for any length of time.

        Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

        In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                               RISK CONSIDERATIONS

        FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed during the Liquidation Period. Since the Trust will not sell Securities in response to ordinary market fluctuations, but only at the Trust's termination or upon the occurrence of certain events (see "Trust Administration--Portfolio Supervision") the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust.

        Some of the Securities in the Trust may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)

        ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor will deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust.

        Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

        In addition, subsequent deposits to create additional Units will not be fully covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for the Trust.

        COMMON STOCK. Since the Trust contains common stocks of domestic and foreign issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen.

        Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

        Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

        SMALLER CAPITALIZATION COMPANIES. The Trust invests in smaller capitalization companies which may involve greater risk than investing in larger capitalization companies, since they can be subject to more abrupt or erratic price movements. Smaller capitalization companies may have had their securities publicly traded, if at all, for only a short period of time and may not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of smaller capitalization companies is relatively higher than larger, older and more mature companies. The greater price volatility of smaller capitalization companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some smaller capitalization companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods.

             FOREIGN SECURITIES. The Trust will hold Securities of non-U.S. issuers directly and/or through American Depository Receipts ("ADRs"). Investing in securities of foreign entities involves certain risks not involved in domestic investments, including, but not limited to:

        o  fluctuations in foreign exchange rates

        o  future foreign political and economic developments, and

        o different legal systems and possible imposition of exchange controls or other foreign government laws or restrictions.

        Securities prices in different countries are subject to different economic, financial, political and social factors. Since the Trust may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of such securities and the unrealized appreciation or depreciation of investments. Currencies of certain countries may by volatile and therefore may affect the value of securities denominated in such currencies. In addition, with respect to certain foreign countries, there is the possibility of expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position. Certain foreign exchanges are often higher that in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. Finally, accounting, auditing and financial reporting standards in foreign countries are not necessarily equivalent to U.S. standards and therefore disclosure of certain material information may not be made.

Depository Shares and Receipts. American Depository Shares ("ADSs"), and receipts therefore (ADRs), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets.

     FINANCIAL SERVICES COMPANIES. The Trust's investment in banks, diversified financials and financial services-related companies will be particularly affected by certain economic, competitive and regulatory developments. The profitability of financial services companies as a group is largely dependent upon the availability and cost of capital funds which in turn may fluctuate significantly in response to changes in interest rates and general economic conditions. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Rising interest rates and inflation may negatively affect certain financial services companies as the costs of lending money, attracting deposits and doing business rise. Insurance companies may be subject to severe price competition. Financial institutions are subject to regulation and supervision by governmental authorities and changes in governmental policies may impact the way financial institutions conduct business. Such governmental regulation may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Also, if government regulation which would further reduce the separation between commercial and investment banking is ultimately enacted, financial services companies may be significantly affected in terms of profitability and competition.

     Banks and thrifts face increased competition from nontraditional lending sources and regulatory changes, such as the financial-services overhaul legislation, which permit new entrants to offer various financial products. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin.

     Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. In addition, all financial services companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

     ELECTRIC UTILITIES COMPANIES. The Trust invests in electric utilities companies that are particularly subject to the following risks:

    o  difficulty in obtaining an adequate return on invested capital,

    o difficulty in financing large construction programs during an inflationary period,

    o restrictions on operations and increased cost and delays attributable to environmental consideration and regulations,

    o difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets,

    o  increased costs and reduced availability of certain types of fuel,

    o occasional reduced availability and high costs of natural gas for resales,

    o  the effects of energy conservation, and

    o the effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes.

     There are substantial differences between the regulatory practices and policies of various jurisdictions, and any given regulatory agency may periodically make major shifts in policy. A number of states are considering or have enacted deregulation proposals. The introduction of competition into the industry as a result of such deregulation has at times resulted in lower revenue, lower credit ratings, increased default risk, and lower electric utility security prices. Such increased competition may also cause long-term contracts, which electric utilities previously enter into to buy power, to become "stranded assets," which have no economic value. Any loss associated with such contracts must be absorbed by ratepayers and investors. There is no assurance that regulatory authorities will grant rate increases in the future or that such increases will be adequate to permit the payment of dividends on common stocks. Additionally, existing and possible future regulatory legislation may make it even more difficult for these utilities to obtain adequate relief. Governmental authorities may from time to time review existing policies, and impose additional requirements governing the licensing, construction and operation of nuclear power plants. Moreover, price disparities within selected utility groups and discrepancies in relation to averages and indices have occurred frequently for reasons not directly related to the general movements or price trends of utility common stocks. Causes of these discrepancies include changes in the overall demand for and supply of various securities (including the potentially depressing effect of new stock offerings), and changes in investment objectives, market expectations or cash requirements of other purchasers and sellers of securities.

        REITs. Certain companies in the Trust are real estate investment trusts ("REITs"). REITs are financial vehicles that seek to pool capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are usually managed by separate advisory companies for a fee which is ordinarily based on a percentage of the assets of the REIT in addition to reimbursement of operating expenses. An investment in REITs will be subject to varying degrees of risk generally incident to the ownership of real property (in addition to securities market risks). Issuers of REITs may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs.

        REITs have been compared to bond equivalents (paying to the REIT holders their pro rata share of the REIT's annual taxable income). In general, the value of bond equivalents changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a bond equivalent portfolio invested at higher yields can be expected to rise. Conversely, when interest rates rise, the value of a bond equivalent portfolio invested at lower yields can be expected to decline. Consequently, the value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than Mortgage REITs and the nature of the underlying assets of an Equity REIT, i.e., investments in real property, may be considered more tangible than that of a Mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than Mortgage REITs.

        REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

     TELECOMMUNICATION SERVICES COMPANIES. The Trust invests in telecommunication services companies which are subject to governmental regulation and the products and services of telecommunication services companies may be subject to rapid obsolescence. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. In addition, federal communications laws regarding the cable television industry have recently been amended to eliminate government regulation of cable television rates where competition is present and allow rates to be dictated by market conditions. In the absence of competition, however, rates shall be regulated by federal and state governments to protect the interest of subscribers. Certain telecommunications companies represented in the Portfolio may be engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks may be subject to rapid price volatility.

        LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted affecting the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, or with respect to the petroleum or tobacco industries, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

        LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

        GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust's objective will be achieved.


                                 PUBLIC OFFERING

        OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.

        VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the dollar amount of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The approximate reduced sales charge on the Public Offering Price applicable to such purchases is as follows:

                                                                     APPROXIMATE
                                                                       REDUCED
                                                                        SALES
        AMOUNT OF PURCHASE*                                             CHARGE
        ------------------                                           -----------
        $100,000 but less than $250,000 .....................           2.45%
        $250,000 but less than $500,000 .....................           2.20%
        $500,000 or greater .................................           1.95%


        The Sponsor reserves the right to change the discounts from time to time.

        These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required dollar amount of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

        Employees (and their immediate families) of Hennion & Walsh, Inc. (and its affiliates), and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding (without a sales charge). Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained, and not through other broker-dealers.

        Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.

        DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsor may extend the initial offering period for successive thirty-day periods. The Sponsor intends to qualify the Units for sale in States through dealers who are members of the National Association of Securities Dealers, Inc. The concessions with respect to Units sold by dealers are as follows:


--------
* The volume discount is also applied on a unit basis utilizing a breakpoint equivalent in the above table of one Unit per $10, etc. For example, the purchase of either Units with a value of $100,000 or 10,000 Units would be entitled to the reduced sales charge of 2.45%, even if at the time of purchase the value of 10,000 Units was less than $100,000.

                                                                        DEALER
        AMOUNT OF PURCHASE*                                           ----------
        ------------------                                            CONCESSION
        Less than $100,000 ..................................            2.00%
        $100,000 but less than $250,000 .....................            1.50%
        $250,000 but less than $500,000 .....................            1.25%
        $500,000 or greater .................................            1.00%


        The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor reserves the right to change the dealers' concession from time to time

        SPONSOR'S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to 2.95% of the Initial Public Offering Price per 100 Units (equivalent to 3.040% of the net amount invested in the Securities). Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. (See "Portfolio of Investments.") All or a portion of the Securities initially deposited in the Trust may have been acquired through the Sponsor.

        During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Sponsor may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

        Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

        In maintaining a market for the Units (see "Sponsor's Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.


                              RIGHTS OF UNITHOLDERS

        BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sales from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such

----------
* The dealer concession is also applied on a unit basis utilizing a breakpoint equivalent in the above table of one Unit per $10, etc. For example, the purchase of either Units with a value of $100,000 or 10,000 Units would be entitled to a dealer concession of 1.50%, even if at the time of purchase the value of 10,000 Units was less than $100,000.

signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

        DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

        Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after such purchase.

        As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

        The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

        RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount being distributed from the Income and Principal Account, respectively, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the Securities disposed of and the net proceeds received therefrom, deductions for payment of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

        The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, Units held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                    LIQUIDITY


        SPONSOR'S REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsor may discontinue the purchase of repurchase requests if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which repurchase requests are received in proper form by Hennion & Walsh, Inc., 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054, except for repurchase requests received after 4:00 p.m. Eastern Time when Units will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

        Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a 2.95% sales charge plus a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

        The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder's brokerage account not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

        TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately fifteen months from the Date of Deposit), or on the date of any earlier termination of the Trust, Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

        Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

        The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected (during the initial offering period a portion of the cash on hand includes an amount sufficient to pay the per Unit portion of all or a part of the costs incurred in organizing and offering the Trust, see "Trust Expenses and Charges"), (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of a Record Date prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 100 Units received by a Unitholder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial offering period. Because the Securities are listed on a national securities exchange, the Trustee may determine the value of the Securities in the Trust based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

        In connection with each redemption the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (a) or (b) below.

               (a) A Unitholder will receive his redemption proceeds in cash. Amounts paid on redemption allocable to the Unitholder's interest in the Income Account shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each stock. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities, subject to obtaining the Sponsor's exception to that minimum.

               Any Unitholder tendering 25,000 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the Unitholder's broker-dealer account at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Income and Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. A Unitholder who elects to receive In Kind Distributions may incur brokerage or other transaction costs in converting the Securities so distributed into cash subsequent to their receipt of the Securities from the Trust. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

               The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

               (b) The Trustee will redeem Units in kind by an In Kind Distribution to The Bank of New York as the Distribution Agent. A Unitholder will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In Kind Distributions to Unitholders will take the form of whole shares of Securities. Cash will be distributed by the Distribution Agent in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will aggregate an amount equal to the Redemption Price per Unit.

               Distributions in kind on redemption of Units shall be held by the Distribution Agent, whom each Unitholder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unitholder as follows:

               (i) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unitholder not later than three business days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unitholder requests a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

               (ii) If the tendering Unitholder requests distribution in kind and tenders in excess of 25,000 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by fractional interests in shares in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unitholder together with book-entry credit to the account of the Unitholder's bank or broker-dealer at DTC representing whole shares of each of the Securities comprising the In Kind Distribution.

               Unitholders tendering 2,500 Units or more may request redemptions in kind at the termination of the Trust.

               The portion of the Redemption Price which represents the Unitholder's interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unitholder may be more or less than the purchase price originally paid by such Unitholder, depending on the value of the Securities in the Portfolio at the time of redemption.

               The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

               A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.


                              TRUST ADMINISTRATION


     PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of the Trust as a regulated investment company would otherwise be jeopardized; (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders; or (6) that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Sponsor the sale or tender of the Security is in the best interest of the Unitholders.

               In addition, the Trust Agreement provides as follows:

               (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

               (b) It is the responsibility of the Sponsor to instruct the Trustee to accept or reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. The Sponsor shall determine, based on considerations such as diversification requirements, income distribution requirements, economic considerations and fees and expenses of the Trust, whether to hold such Securities as additional assets of the Trust or to sell such Securities. If any exchange or substitution is effected notwithstanding a rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

               (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

               (d) The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time during the Deposit Period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

        In determining whether to dispose of or hold Securities, new securities or property, the Sponsor may he advised by the Portfolio Supervisor.

        TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

        The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66?% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

        TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the earlier maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust and in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of investors holding 100% of the Units then outstanding. When directed by the Sponsor, the Trustee shall utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders who are holding their Units in a Hennion & Walsh brokerage account at that time. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to such Unitholders prior to the commencement of the Liquidation Period) (see "Summary of Essential Information" in Part A for the date of the commencement of the Liquidation Period):

               1. A Unitholder who owns at least 2,500 Units and whose interest in the Trust would entitle him to receive at least one share of each underlying Security will have his or her Units redeemed on or about the commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

               2. To receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

               3. To invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities in units of a subsequent series of the Smart Trust, Enhanced Value Trust (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by Unitholders (the "Rollover Unitholder") who affirmatively notify the Trustee of their election to participate in this option on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. In the event that the Sponsor determines that such a redemption and subsequent investment in a New Series by a Rollover Unitholder may be effected under applicable law in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series ("Duplicated Securities"), Unitholders will be notified at least 30 days prior to the commencement of the Liquidation Period of the procedures and process necessary to facilitate such tax treatment. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last of the Unitholder's Securities to be sold. Such purchaser will be entitled to a reduced sales charge (which is expected to be 1.95%) upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax adviser in this regard.

        Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2). In addition, Unitholders who have transferred their Units from a Hennion & Walsh brokerage account will not be eligible for the rollover (option number 3) and will be deemed to have elected to receive the termination distribution in cash (option number 2), unless they owns at least 2,500 Units and affirmatively notify the Trustee by the Rollover Notification Date that they elect to receive an In-Kind Distribution (option number 1).

        The Sponsor has agreed that to the extent it effects the sales of underlying securities for the Trustee in the case of the second and third options such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, all of the Securities by the last business day of the Liquidation Period. The Redemption Price Per Unit upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

        Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities during the Liquidation Period, as described above, is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

        The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the commencement of the Liquidation Period. All Unitholders will then elect either option 1, if eligible, or option 2.

        By electing to reinvest in the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders a yearly opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

        THE SPONSOR. The Sponsor, Hennion and Walsh, Inc., a New Jersey corporation, is a full service broker-dealer registered under the Securities Exchange Act of 1934 which caters to individual investors. The firm was established in 1989 and is a member of the NASD and the Securities Investor Protection Corporation. Hennion & Walsh, Inc. maintains its principal business office in Parsippany, New Jersey.

        The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

        The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor;
(b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

        THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of DTC. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

        The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

        For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

        The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

        Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

        EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsor and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                           TRUST EXPENSES AND CHARGES

        Investors will reimburse the Sponsor on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust (collectively, the "organization costs"), including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and State registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of the Trust as of the close of the initial offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. All advertising and selling expenses, as well as any organizational costs not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.

        Hennion & Walsh Asset Management, Inc. will receive for portfolio supervisory, bookkeeping and administrative services to the Trust an annual fee in the amount set forth under "Summary of Essential Information" in Part A. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the Trust, but at no time will the total amount received for portfolio supervisory, bookkeeping and administrative services rendered to all series of the Smart Trusts in any calendar year exceed the aggregate cost to the Portfolio Supervisor of supplying such services in such year. (See "Portfolio Supervision.")

        The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

        The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the annual fee for portfolio supervisory, bookkeeping and administrative services, and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

        The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

        Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited only as of the business day prior to the Initial Date of Deposit by an independent registered public accounting firm selected by the Sponsor. To the extent lawful, the expenses of any audit shall be an expense of the Trust. Unitholders covered by the audit during the year may receive a copy of any additional audited financial statements, if any, upon request.

                                REINVESTMENT PLAN

        Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trust--Organization" in this Part B. Units acquired by reinvestment will not be subject to a sales charge. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by he Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice.

                                   TAX STATUS

        This is a general discussion of certain federal income tax consequences arising from the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

        The Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, the Trust must distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, distributed to Unitholders. The Trust can also avoid an annual 4% excise tax if it distributes substantially all of its ordinary income and short and long-term capital gain each year.

        If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Holders, and any distributions would be taxable to the Unitholders as ordinary dividends to the extent of the Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Unitholders.

        The Trust's policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net short-term capital gains are taxable to Unitholders as ordinary income. Distributions of dividends to non-corporate Unitholders generally will qualify for the 15% federal tax rate applicable to long-term capital gains if certain holding periods are net. Corporate Unitholders are generally entitled to the dividends-received deduction to the extent that the Trust's income is derived from qualifying dividends from domestic corporations. Unitholders should consult their tax adviser regarding specific questions about the dividends received deduction. The Trust intends to distribute enough of its income to avoid the 4% excise tax imposed on regulated investment companies that do not distribute at least 98% of their taxable income.

        Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Unitholders as long-term capital gains, without regard to the length of time the Unitholder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction referred to above. In determining the amount of capital gains to be distributed, any capital loss carry over from a prior year will be taken into account in determining the amount of net long-term capital gain.

        Distributions are taxable to investors whether received in cash or reinvested in additional Units of the Trust. Unitholders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Unitholders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date.

        Upon the taxable disposition (including a sale or redemption) of Units of the Trust, a Unitholder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Unitholder's hands, and will be long-term or short-term, generally depending upon the Unitholder's holding period for the Units. Non-corporate Unitholders are subject to tax at a maximum federal rate of 15% on capital gains resulting from the disposition of Units held for more than 12 months (10% if the taxpayer is, and would be after accounting for such gains, subject to the federal 10% tax bracket for ordinary income). However, a loss realized by a Unitholder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Unitholder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

        The Trust is generally required, subject to certain exemptions, to withhold at a rate of 28% from dividends paid or credited to Unitholders and from the proceeds from the redemption of Trust Units, if a correct taxpayer identification number, certified when required, is not on file with the Trust, or if the Trust or the Unitholder has been notified by the Internal Revenue Service that the shareholder is subject to these backup withholding rates. Corporate Unitholders are not subject to this requirement.

        To the extent the Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country. Dividends and distributions may also be subject to state and local taxes.

        Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value of the Trust's Units, and if a distribution reduces the net asset value below a Unitholder's cost basis, such distribution, nevertheless, would be taxable to the Unitholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

        Each Unitholder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a Unitholder may be subject to a U.S. withholding tax at a rate of 28% (or at a lower rate under an applicable income tax treaty) on amounts received by such person.

        The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

        After the end of each fiscal year for the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Unitholder and to the Internal Revenue Service.

        Prospective investors are urged to consult their own tax advisers concerning the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

        RETIREMENT PLANS. Units of the Trust may be suitable for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income distributions received by each of the foregoing plans are exempt from federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special ten year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from the Trust. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

        Before investing in the Trust, the trustee, investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including whether the investment is prudent, taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1 )(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

                                  OTHER MATTERS

        LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as counsel for the Sponsor. Dorsey & Whitney LLP, 250 Park Avenue, New York, New York 10177, have acted as counsel for the Trustee.

        PORTFOLIO SUPERVISOR. Hennion & Walsh Asset Management, Inc., a New Jersey company, is an affiliate of Hennion & Walsh, Inc.

        INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The Statement of Financial Condition, including the Portfolio of Investments, is included herein in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

        PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains received, divided by the public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. From time to time, the Trust may compare the cost of purchasing Trust shares to the cost of purchasing the individual securities which constitute the Trust. In addition, the Trust may compare its sales charge to the sales charges assessed on unitholders by other unit investment trusts. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or the average performance of mutual funds investing in a diversified portfolio of U.S. stocks generally or growth stocks, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

    No person is authorized to give                ------- -------
any information or to make any                      Smart   Trust  (TM)
representations with respect to this               ------- -------
Trust not contained in Parts A and B
of this Prospectus. The Trust is                     SMART TRUST,
registered as a unit investment trust     ENHANCED VALUE TRUST (2006 SERIES C)
under the Investment Company Act of
1940. Such registration does not imply         (A UNIT INVESTMENT TRUST)
that the Trust or any of its Units
have been guaranteed, sponsored,                      PROSPECTUS
recommended or approved by the United
States or any state or any agency or            DATED: OCTOBER __, 2006
officer thereof.
                                                       SPONSOR:
    This Prospectus does not
constitute an offer to sell, or a                Hennion & Walsh, Inc.
solicitation of an offer to buy,               ------------------------
securities in any state to any person        Specialists In Tax Free Bonds
to whom it is not lawful to make such        o Full Service Broker Dealer
offer in such state.
                                            2001 Route 46, Waterview Plaza
            -----------------                Parsippany, New Jersey 07054
                                                     973-299-8989
            Table of Contents
Title                             Page
-----                             ----
PART A

Fee Table..........................A-5                    TRUSTEE:
Summary of Essential Information...A-6
Statement of Financial Condition...A-7              THE BANK OF NEW YORK
Portfolio of Investments...........A-8           2 Hanson Place, 12th Floor
Report of Independent Registered                  Brooklyn, New York 11217
  Public Accounting Firm...........A-9                  877-363-3613


                                          This Prospectus does not contain all
PART B                                    of the information set forth in the
                                          registration statement, filed with the
The Trust..........................B-1    SEC, Washington, D.C., under the
Risk Considerations................B-3    Securities Act of 1933 (file no. 333-
Public Offering....................B-7             ), and the Investment Act of
Rights of Unitholders..............B-9    1940 (file no. 811-21429), and to
Liquidity..........................B-11   which reference is made. Information
Trust Administration...............B-13   may be reviewed and copied at the
Trust Expenses and Charges.........B-18   Commission's Public Reference Room,
Reinvestment Plan..................B-18   and information on the Public
Tax Status.........................B-19   Reference Room may be obtained by
Other Matters......................B-21   calling the SEC at 1-202-942-8090.
                                          Copies may be obtained from the SEC
                                          by:

                                                  o  visiting the SEC Internet
                                                     address: http://www.sec.gov
                                                  o  electronic request (after
                                                     paying a duplicating fee)
                                                     at the following E-mail
                                                     address: publicinfo@sec.gov
                                                  o  writing: Public Reference
                                                     Section of the Commission,
                                                     450 Fifth Street, N.W.,
                                                     Washington, D.C. 20549-6009

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

        The employees of Hennion & Walsh, Inc. are covered under Brokers' Fidelity Bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

        This Registration Statement on Form S-6 comprises the following papers and documents:

           The facing sheet on Form S-6.
           The Prospectus.
           Undertakings.
           Signatures.

        Written consents of the following persons:

           Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1) Ernst & Young LLP

        The following exhibits:

     99.1.1     --    Reference Trust Agreement including certain amendments
                      to the Trust Indenture and Agreement referred to under
                      Exhibit 99.1.1 below (filed as Exhibit 1.1 to Amendment
                      No. 2 to Form S-6 Registration No. 333-130737 of Smart
                      Trust, Diversified Equity Trust, Series 1 on February 22,
                      2006, and incorporated herein by reference).

     99.1.1.1   --    Trust Indenture and Agreement (filed as Exhibit 1.1.1. to
                      Amendment No. 2 to Form S-6 Registration Statement No.
                      333-110471 of Smart Trust, Smart Ten Trust, Series 1 on
                      January 22, 2004, and incorporated herein by reference).

     99.1.3.5   --    Certificate of Incorporation of Hennion & Walsh, Inc.
                      dated October 23, 1989, and amended on April 6, 2001
                      (filed as Exhibit 1.3.8 to Amendment No. 1 to Form S-6
                      Registration Statement No. 333-106866 of Schwab Trusts,
                      Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

     99.1.3.6   --    By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9
                      to Amendment No. 1 to Form S-6 Registration Statement No.
                      333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series
                      B on August 26, 2003, and incorporated herein by reference).

     *99.3.1    --    Opinion of Paul, Hastings, Janofsky & Walker LLP as to the
                      legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal
                      Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

     99.6.0     --    Power of Attorney of Hennion & Walsh, Inc. (filed as
                      Exhibit 6.0 to Form S-6 Registration Statement No.
                      333-135393 of Smart Trust, Income Advantage Trust (2006
                      Series B) on June 28, 2006, and incorporated herein by reference).

     99.11.0    --    Code of Ethics of Hennion & Walsh, Inc.'s Unit Investment
                      Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of
                      Schwab Trusts, Schwab Ten Trust, 2003 Series B on August
                      26, 2003, and incorporated herein by reference).

--------
* To be filed by amendment.

                           UNDERTAKING TO FILE REPORTS

        Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 9th day of October, 2006.

                                            SMART TRUST, ENHANCED VALUE TRUST
                                            (2006 SERIES C)
                                            (Registrant)


                                            HENNION & WALSH, INC. (Depositor)



                                            By     /s/    Kevin D. Mahn
                                              ----------------------------------
                                                        Kevin D. Mahn
                                                    (Authorized Signator)

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Hennion & Walsh, Inc., the Depositor, in the capacities and on the dates indicated.


             Name                Title                      Date
             ----                -----                      ----
William W. Walsh     President, Treasurer and
                       Director

Richard hennion      Vice President, Secretary
                       and Director

Debbie williams      Chief Financial Officer      October 9, 2006


                                  By     /s/    Kevin D. Mahn
                                    ---------------------------------
                                              Kevin D. Mahn
                                           (Attorney-In-Fact*)

                                                                 October 9, 2006

----------
* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-135393 on June 28, 2006.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



        We consent to the reference made to our firm under the Caption "Independent Registered Public Accounting Firm" in Part B of the Prospectus and to the use of our report dated October ___, 2006, in this Registration Statement (Form S-6 No. 333- ) of Smart Trust, Enhanced Value Trust (2006 Series C).

                                          /s/ Ernst & Young LLP
                                          Ernst & Young LLP
Philadelphia, Pennsylvania
October ___, 2006